Exhibit 99.55

Collective Mining Drills 503.25 Metres at 2.00 g/t Gold Equivalent from Surface at the Guayabales Project’s Apollo System

●	APC-65 intersected 503.25 metres grading 2.0 g/t gold equivalent from surface crossing outcropping sheeted CBM vein mineralization before transitioning into brecciated porphyry. APC-65 increased the volume in the recently wireframed internal block model of the outcropping sheeted CBM vein system located above the brecciated porphyry and on a gram x metres basis is the sixth hole ever drilled at Apollo measuring greater than 1,000 g/t gold equivalent.

●	APC-68 intersected 45.0 metres grading 1.14 g/t gold equivalent close to surface in mineralized porphyry overprinted by sheeted CBM vein mineralization. As a result of this interval, the Apollo porphyry system has been extended a further 30 metres to the north.

●	Drill hole APC-69, which is the only hole drilled to date testing Target 5 located peripheral to the east the Apollo porphyry system, intersected 78.35 metres grading 1.32 g/t gold equivalent from surface, followed by 78.3 metres grading 0.82 g/t gold equivalent in a zone of sheeted CBM vein mineralization. The mineralization encountered in APC-69 is now being interpreted as a 70 metre extension to the east of the surface footprint of the Apollo porphyry system.

●	Due to drill hole APC-65, the overall area of the outcropping mineralization located within the area covered by the Apollo system has increased to 320 metres strike by 220 metres width (previously 260 metres strike by 220 metres width) and remains open for further expansion. Drilling from Pad 12 is now underway with the aim of continuing to expand the footprint of outcropping mineralization to the north.

●	Nine new holes have now been completed in the Apollo system with assays anticipated in the short term. Of particular interest is APC-72, which cut more than 500 metres of intense visible mineralization. Additionally, two initial reconnaissance holes have been completed at both the Plutus target and the ME target with drilling continuing at both newly discovered porphyry centres. Initial assay results for Plutus and ME are anticipated in October 2023.

Ari Sussman, Executive Chairman commented: “It is an exciting time for the Company with five rigs now actively turning at the Guayabales project. Three of the rigs are focused on lateral and vertical expansion of the Apollo porphyry system while the remaining two rigs are drilling the Plutus and ME porphyry centres for the first time. At Apollo, drilling continues to intersect remarkably continuous mineralization over significant core lengths and we have just completed our first fan of four directional drill holes, all of which intercepted mineralized porphyry. Outside of Apollo, mineralized breccia of over 100 metres in length has been intercepted at both the Plutus and ME targets with assay results for holes drilled at both targets expected in the near term. Guayabales is truly blessed with a remarkable endowment of metal and our corporate strategy of remaining aggressive with drilling will continue unabated.”

To watch a short video of David Reading, Special Advisor to Collective Mining, reviewing todays assay results, please click here.

Toronto, Ontario, September 26, 2023 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce assay results for three holes drilled in the Apollo target area, which is part of the Guayabales project located in Caldas, Colombia. Apollo already hosts an outcropping high-grade, bulk tonnage copper-silver-gold porphyry system and multiple recently generated yet untested targets surrounding it. The porphyry system at Apollo owes its excellent metal endowment to an older copper-silver and gold porphyry system being overprinted by younger precious metal rich, carbonate base metal veins (intermediate sulphidation porphyry veins) within a magmatic, hydrothermal inter-mineral breccia and diorite porphyry bodies currently measuring 520 metres x 395 metres x 915 metres and open for expansion.

Details (See Table 1 and Figures 1-4)

This press release outlines results from three holes drilled with the aim of expanding various portions of the Apollo porphyry system. Drill hole APC-65 was drilled northeastwards to test and expand the recently discovered upper zone of sheeted CBM vein mineralization as well as the brecciated porphyry body directly below. Exploratory holes APC-68 and APC-69 were drilled westwards from Pad 1 and eastwards from Pad 10, respectively, to test for potential extensions to the Apollo system.

APC-65 was drilled steeply northeastwards from Pad 10 to a maximum downhole depth of 530.75 metres (529 meters vertical due to topography). The hole intersected continuous mineralization over 503.25 metres commencing from surface. The first 126.25 metres downhole cut the recently discovered outcropping sheeted CBM vein zone, located above and adjacent to the main brecciated porphyry body. The first 59 metres of this zone was drilled in mineralized saprolite and oxidized vein material. Upon exiting the weathered zone, sheeted CBM vein mineralization was intercepted hosting up to 3% pyrite and sphalerite respectively. Below this, the hole continues for 377 metres downhole in the brecciated porphyry zone with a sulphide cement matrix hosting up to 1.0% chalcopyrite, 2.0% pyrite, 0.2% sphalerite, 0.1% galena and pyrrhotite (up to 1.0%) with assay results as follow:

●	503.25 metres @ 2.00 g/t gold equivalent from surface (consisting of 1.55 g/t gold, 23 g/t silver and 0.10% copper) including:

o	126.25 metres @ 1.45 g/t gold equivalent from surface in shallow sheeted CBM vein mineralization;

o	56.65 metres @ 4.78 g/t gold equivalent from 126.90 metres downhole in mineralized brecciated porphyry with CBM vein fluid overprint and;

o	64.20 metres @ 2.42 g/t gold equivalent from 325.60 metres in mineralized brecciated porphyry.

APC-65 has added volume to the recently completed internal wireframed block model covering the outcropping sheeted CBM vein zone located above and peripheral to the main brecciated porphyry body.

On a gram x metre basis, APC-65 returned 1,007 g/t gold equivalent, which represents the sixth intercept ever drilled at Apollo measuring more than 1,000 g/t gold on a gram x metre basis.

APC-68 was drilled west from Pad 1 to a final downhole depth of 353.40 metres (276 metres vertical due to topography) and intersected sheeted CBM mineralization to the north and above the current known dimensions of the Apollo porphyry system. The CBM vein mineralization overprints quartz diorite porphyry rock and is intersected downhole for 45.5 metres from a shallow depth of 76.50 metres. The CBM veins contain sulphides of 0.1% chalcopyrite, pyrite (up to 1.5%), 0.1% galena, and sphalerite (up to 0.1%). Assay results for this interval are as follows:

●	45.50 metres @ 1.14 g/t gold equivalent from 76.50 metres downhole (consisting of 0.82 g/t gold, 18 g/t silver and 0.03% copper) including:

o	2.90 metres @ 10.55 g/t gold equivalent from 76.50 metres downhole and;

o	0.75 metres @ 8.33 g/t gold equivalent from 98.15 metres downhole.

APC-69 was drilled to the east from Pad 10 to a final downhole depth of 576.90 metres (568 metres vertical due to topography) with the aim of testing Target 5, which is one of a series of targets surrounding the Apollo porphyry system. The hole intersected brecciated porphyry from surface in the first interval followed by a zone of sheeted CBM veins from further downhole. No prior drilling has been performed in this area of the Apollo target. The first zone of 78.35 metres, which once again commences at surface, consists of oxidized vein and breccia material for 70 metres followed by fresh rock consisting of brecciated porphyry with a sulphide matrix hosting trace of chalcopyrite, pyrite (1.0%), sphalerite (0.1%) and pyrrhotite (0.5%). A second zone of sheeted CBM veins was intersected from 221.40 metres downhole with assay results as follows:

●	78.35 metres @ 1.32 g/t gold equivalent from surface downhole (consisting of 1.12 g/t gold, 12 g/t silver and 0.02% copper) including:

o	5.65 metres @ 6.44 g/t gold equivalent from 55.00 metres downhole in brecciated porphyry mineralization.

●	78.30 metres @ 0.82 g/t gold equivalent from 221.40 metres downhole (consisting of 0.64 g/t gold, 8 g/t silver and 0.05% copper) in porphyry with overprinting CBM veins including:

o	7.70 metres @ 2.35 g/t gold equivalent from 257.70 metres downhole in porphyry with overprinting CBM veins.

The mineralization encountered in APC-69 is now being interpreted as a 70 metre eastward extension from surface to the Apollo porphyry system.

Apollo Drill Program and Assay Update

The 2023 Phase II drilling program is advancing on schedule with assay results reported for 39 holes and an additional 9 holes awaiting assay results from the lab. Since the announcement of the discovery hole in June 2022, a total of 70 drill holes (approximately 30,570 meters) have been completed and assayed at Apollo.

With five diamond drill rigs now operating at site, the Company is focused on:

1.	Expanding the Apollo porphyry system including depth extensions and high-grade sub-zones.

2.	Further drilling to expand the newly discovered shallow and outcropping sheeted CBM vein zone located above and peripheral to the Apollo brecciated porphyry body.

3.	Testing the two remaining recently generated targets surrounding the Apollo porphyry system. Three targets have been drill tested to date with assay results reported.

4.	Testing Plutus, a new large-scale porphyry target located approximately 1,000 metres east of Apollo.

5.	Testing ME, another new porphyry centre located approximately 800 metres southeast of Apollo.

6.	Generating new exploration targets for drill testing in 2024.

The Apollo area, as defined to date by surface mapping, rock sampling and copper and molybdenum soil geochemistry covers a 1,000 metres X 1,200 metres area and represents a large and unusually high-grade copper-silver-gold porphyry system. Mineralization styles include early-stage porphyry veins, inter-mineral brecciated porphyry mineralization and multiple zones of late stage, sheeted, carbonate-base metal veins with high gold and silver grades. The Apollo area is still expanding as the Company’s geologists have found multiple additional outcrop areas with porphyry veining, breccia, and late stage, sheeted, carbonate base metal veins. (See press release dated April 18, 2023)

Results for holes outlined in this press release are summarized below:

Table 1: Assay Results for APC-65, APC-68 and APC-69

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo %	AuEq g/t*
APC-65	-	503.25	503.25	1.55	23	0.10	0.001	2.00
incl	126.90	183.55	56.65	4.75	9	0.02	0.001	4.78
and incl	282.00	307.85	25.85	1.94	63	0.29	0.001	3.26
and incl	325.60	389.80	64.20	1.95	30	0.06	0.001	2.42
and incl	423.10	465.45	42.35	3.12	21	0.04	0.001	3.41
APC-68	76.50	122.00	45.50	0.82	18	0.03	0.005	1.14
incl	76.50	79.40	2.90	10.05	52	0.02	0.002	10.55
and incl	98.15	98.90	0.75	4.47	270	0.06	0.004	8.33
and incl	105.05	106.05	1.00	0.73	132	0.05	0.008	2.75
and incl	112.65	114.80	2.15	0.65	55	0.02	0.005	1.49
APC-69	0.30	78.65	78.35	1.12	13	0.02	0.000	1.32
Incl	55.00	60.65	5.65	5.33	84	0.04	0.001	6.44
and	221.40	299.70	78.30	0.64	8	0.05	0.000	0.82
Incl	257.70	265.40	7.70	1.61	29	0.23	0.000	2.35

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag g/t x 0.016 x 0.88) + (Cu (%) x 1.79 x 0.90)+ (Mo (%)*11.62 x 0.85) utilizing metal prices of Cu – US$3.85/lb, Ag – $24/oz Mo - US$25/lb and Au – US$1,475/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, and 90% for Cu. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date. True widths are unknown, and grades are uncut.

Figure 1: Plan View of Drill Holes into the Apollo System Announced in this Release Highlighting Stepout Holes APC-68 and APC-69 and the location of APC-65

Figure 2: Core Photo Highlights of APC-65

Figure 3: Core Photo Highlights of APC-69

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo Area

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portions of the Apollo system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.